Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Cenovus Energy Inc. (“Cenovus”)

2600, 500 Centre Street SE

Calgary, AB T2G 1A6

Item 2.	Date of Material Change

October 30, 2017

Item 3.	News Release

A news release disclosing the material change was issued by Cenovus on October 30, 2017 through the services of GlobeNewswire.

Item 4.	Summary of Material Change

Cenovus has appointed Alex Pourbaix President & Chief Executive Officer and member of the board of directors (the “Board”) effective as of November 6, 2017. He replaces Brian Ferguson, who retired from such positions as of the end of November 2, 2017.

Item 5.1	Full Description of Material Change

On October 30, 2017, Cenovus announced that Alex Pourbaix would be joining Cenovus as President & Chief Executive Officer and a member of the Board effective as of November 6, 2017 succeeding Brian Ferguson who retired as of the end of November 2, 2017.

Mr. Pourbaix spent 27 years in a variety of leadership roles with TransCanada Corporation and its affiliates, including his most recent role as Chief Operating Officer, in which his responsibilities included profitability and growth of TransCanada’s commercial businesses, leadership of major commercial initiatives and responsibility for all of the company’s operations, development and construction activities. His experience spans corporate strategy, mergers, acquisitions and divestitures, trading and marketing, and stakeholder relations. Mr. Pourbaix holds a Bachelor of Law degree and a Bachelor of Arts degree from the University of Alberta.

Mr. Ferguson will continue in a transition advisor role, reporting to the Chair of the Board until March 31, 2018.

Item 5.2.	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

The name and business telephone number of the executive officer of Cenovus who is knowledgeable about the material change and this report is:

Al Reid

Executive Vice-President, Environment, Corporate Affairs, Legal & General Counsel

Telephone at 403-766-2000

Item 9.	Date of Report

November 6, 2017